[LOGO OMITTED]

                                POP3 MEDIA CORP
          2451 West Birchwood Avenue o Suite 105 o Mesa Arizona o 85202
           Phone: 480.894.0311 o Fax: 480.894.0074 o www.pop3media.com



Mr. Patrick Kuhm
Division of Corporate Finance
Securities and Exchange Commission
 Division of Corporation Finance
Washington, D.C. 20549

August 9, 2005

Re:      Pop3 Media Corp.
         File No. 0-28485



Dear Mr. Kuhm:

At the request of the Securities and Exchange Commission we are providing this letter in response to certain comments made in the Commission's letter dated May 10, 2005 regarding our June 30, 2004 Form 10-KSB/Amendment #1, September 30, 2004 Form 10-QSB/Amendment #1, and December 31, 2004 Form 10-QSB/Amendment #1 filed April 11, 2005. We are providing the following letter containing our responses.

June 30, 2004 Form 10-KSB/Amendment #1
Item 6.  Management's Discussion and Analysis
General, page 18.

COMMENT 1:

Regarding your response to comment #1 and your revised disclosures on page 18, we continue to believe that Viastar's acquisition of Level X constitutes a reverse acquisition. The substance of the transaction is that the Level X shareholders obtained control of the combined company, notwithstanding the fact that the stock purchase agreement occurred on two date - July 18, 2003 and January 5, 2004. Therefore, we re-issue our previous comment, as follows:

We note ViaStar's issuance of 15,164,671 common shares and 1,904,100 preferred shares (convertible to approximately 38 million shares of common stock) related to the merger with Level X, and the resulting change in control. Since the Level X shareholders obtained control of the combined company, Level X is considered the acquirer for accounting purposes. The staff views such transactions as capital transactions rather than business combinations. As such, the historical

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financial  statements  furnished  for  ViaStar  should  be those of Level X with appropriate disclosure of the accounting treatment thereof. Please revise the financial statements and the related disclosures accordingly. In this regard, the financial statements of Level X should be presented at its historical cost basis, and contain a consolidated balance sheet as of June 30, 2004 and consolidated statements of operations, cash flows and stockholders' equity for the two most recent fiscal years ended June 30, 2004 or from its period of inception to June 30, 2004, if shorter. The 15,164,671 common shares issued to the former shareholders of Level X should be reflected as outstanding in all periods for Level X with remaining 10,646,846 shares owned by the former shareholders of ViaStar Holdings, Inc. reflected as if issued in a capital transaction on the date of the exchange merger for financial statement purposes. Please amend your June 30, 2004 Form 10-K and your December 30, 2004 Form 10-Q accordingly.

RESPONSE:

On July 18, 2003 the Company entered into a stock purchase agreement with Level X Media Corporation ("Level X") wherein the Company issued 10,650,000 restricted common shares valued at $1.00 per share (prior historical market price) to purchase all of the assets, liabilities and outstanding shares of Level X. On January 5, 2004, the minority shareholders brought in by the Level X purchase, requested Company management and the majority shareholders to reconsider its July 18, 2003 purchase agreement of Level X. This action was precipitated by the Company's inability to maintain its $1.00 market price per share. The resultant amendment dated January 5, 2004 authorized the Company to maintain the same purchase price of $10,650,000 but reduce the value of shares issued from $1.00 to $0.20 per share. As a result, the Company issued additional shares to the appropriate shareholders bring the total shares issued for the purchase of Level X to 1,904,100 preferred shares (convertible to 38,082,000 common shares) valued at $3,809,918 and 15,164,671 common shares valued at $6,840,082, for a total value of $10,650,000 in January of 2004. The effect of which was that the revised agreement resulted in a change of majority control of the Company.

While at the time of the original merger in july 2003, the parties had not contemplated, intended or anticipated this result, the accounting literature indicates that such a situation requires the Company's financial statements to reflect the original cost basis of the assets contributed to the transaction by Level X (the new acquirer as a result of the reverse acquisition) and to value, at fair value, the assets of ViaStar owned at the time of the original acquisition.

In June 2005, upon the recommendation of its independent registered accountant and legal counsel, the Company made substantial adjustments to its financial

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statements  involving the  impairment of goodwill  license  assets to reduce the balances to reflect the original basis of these assets contributed by Level X (the new acquirer as a result of the reverse acquisition) and to value at fair value the assets of ViaStar owned at the time of the original acquisition.

The Company has impaired its primary intangible assets which are represented by its "Retail Distribution Agreements" with Pop3's major and independent retail customers. These agreements account for 99% of Pop3's ability to market its media related products which are the primary basis of the Company's current and potential revenues.

The "Retail Distribution Agreements" were acquired from Level X during the July 2003 merger between Level X and Viastar Holdings Inc., and originally accounted for under the purchase accounting method. As a result of the recommendation of the impaiment to the goodwill license assets by the Company's independent registered accountant and legal counsel, Pop3 has impaired the distribution agreements to the original cost basis incurred by Level X of $920,890. This is the amount that would have been recorded on the combined Company's financial statements had the Company accounted for the Level X acquisition as a reverse merger.

Pursuant to the agreement between the Commission and Pop3 Media Corp., this is the value reflected in the Amended March 31, 2005 10QSB.

June 30, 2004 Form 10-KSB/Amendment #1
Item 6.  Management's Discussion and Analysis
General, page 18.

COMMENT 2:

We note your response to our prior comment #2. Since the March 31, 2004 MasterDisk acquisition is reflected in your June 30, 2004 Balance Sheet, no pro forma balance sheet is required pursuant to Item 310(d) of Regulation S-B. However, pro forma statements of operations for the most recent fiscal year are required, if material, pursuant to Item 310(d) of Regulation S-B. Therefore, please provide these pro forma statements of operations in an amendment to your June 30, 2004 Form 10-KSB, as applicable. Also, if material, please provide MasterDisk's financial statements pursuant to Item 310(c) of Regulation S-B.

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RESPONSE:

The wording on Item 6 of the Amended March 30 2005 10QSB, "Management's Discussion and Analysis", has been modified to include a pro forma statement of operations for MasterDisk Corporation pursuant to Item 310(d).

June 30, 2004 Form 10-KSB/Amendment #1
Item 6.  Management's Discussion and Analysis
General, page 18.

COMMENT 3:

Regarding your response to our prior comment #3, please clarify your disclosure which states that the accounting for subsidiaries follows the purchase price accounting method.

RESPONSE:

The wording on Item 6 of the Amended March 30 2005 10QSB, "Management's Discussion and Analysis", has been clarified to more accurately reflect our accounting policies for the purchase of subsidiaries.

Note 3.  Trade Name and Distribution Rights, page 46

COMMENT 4:

We note your response to our prior comment #7. Supplementally tell us the facts and circumstances you relied upon in determining that the Distribution Agreement is an indefinite lived intangible. Please also cite the relevant paragraph in SFAS 142 that supports your classification of a Distribution Agreement as indefinite lived. We may have additional comments after reviewing your response.

RESPONSE:

The Company's Retail Distribution Agreements are comprised of various exclusive and non-exclusive licenses and vender account agreements that Pop3 Media Corp. ("Pop3") has through its distribution division, Viastar Distribution Group ("VDG") enabling it to distribute media related product to over 20,000 retailers with fulfillment to national chains such as: Tower Records, Wal-Mart, Virgin Mega Stores, HMV, Blockbuster, Musicland, Sam Goody, MediaPlay, Wherehouse, Best

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Buy, Camelot, Barnes & Noble, Borders, Record Town, Strawberries,  Coconuts, For
Your Entertainment (FYE), Transworld, Specs, Peaches, Plan 9, Hastings, Music Millennium and thousands of other independent music retailers. VDG's customers also include all key one-stop distribution businesses such as: AEC, Super D, Norwalk, Galaxy and Baker & Taylor Entertainment. These Distribution Agreements distinguish Pop3 from its competition by possession of control of the "complete pipeline" enabling development, production and placement of its product of the shelves of major retailers nationwide and globally. The Company's Distribution Agreements with its retail customers is allowing Pop3 to distribute media related products are valid in perpetuity.

Pop3 views the distribution of these products vital to its revenue stream and views the distribution of media related products a viable business well into the foreseeable future. Pop3 will examine the value of its distribution agreement for each annual report to measure the asset for any impairment.

Furthermore, paragraph 16 of SFAS 142 states that:

          "If an intangible asset is determined to have an indefinite useful life, it shall not be amortized until its useful life is determined to be no longer indefinite. An entity shall evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset shall be tested for impairment in accordance with paragraph 17. That intangible asset shall then be amortized prospectively over its estimated remaining useful life and accounted for in the same manner as other intangible assets that are subject to amortization."


Note 7.  Stockholders' Equity
Investment in and Sale of Majority Interest, Page 48

COMMENT 5:

Your response to our prior comment #8 states that you revised your disclosures to clarify that you are no longer liable for any MPI debts; however, no revisions were noted. Please revise the disclosure in future filings.

RESPONSE:

The disclosure has been revised in our March 31, 2005 10QSB to more accurately disclose and clarify that the Company is no longer liable for any MPI debt.


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December 30, 2004 Form 10-Q
Balance Sheet, page 4

COMMENT 6:

We note your response to our prior comment #10. Regarding the Artist Advances, supplementally tell us, for each period presented, the amount of royalties owed to each respective artist for which you have recorded an Artist Advance, and the royalty offset to the related Artist Advance. Also, supplementally tell us the specific authoritative literature relied upon in determining the accounting for these amounts. Regarding the Business Development costs, supplementally tell us why you did not amortize the prepaid expense during the first and second quarters.

RESPONSE:

The Company relied on SFAS No. 50 as the specific authoritative literature used in determining the accounting for these amounts which defines Accounting Practices in the Record and Music Industry. The September 30, 2004 and December 31, 2004 10QSB's have been amended to reflect the amortization of the business development costs. Additionally, below are the Artist Advances and the offsetting royalty owed for the Artist Advances Line Item for the six month period ending December 31, 2004


              ------------------- ---------------- -----------------
                                  Artist Advances  Offsetting Royalties
              ------------------- ---------------- -----------------
              Booty Boys          $      10,316.81
              ------------------- ---------------- -----------------
              Peter Cetera        $     140,708.72 $       15,000.00
              ------------------- ---------------- -----------------
              Hadley              $      29,452.93
              ------------------- ---------------- -----------------
              Jaryd Burton        $       1,552.65
              ------------------- ---------------- -----------------
              Peter Murphy        $      88,664.41 $       17,266.00
              ------------------- ---------------- -----------------
              Robbie Neville      $       7,793.75
              ------------------- ---------------- -----------------

              NY Blues            $         550.00
              ------------------- ---------------- -----------------
              Music From God      $       7,199.29
              ------------------- ---------------- -----------------

              ------------------- ---------------- -----------------
              TOTAL               $     286,238.56 $       32,266.00
              ------------------- ---------------- -----------------

              ------------------- ---------------- -----------------
              Net Artist Advances $     253,972.56
              ------------------- ---------------- -----------------


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     Please do not hesitate to contact me with any questions.

     Sincerely,


     /s/ John D. Aquilino
     -------------------------------------------------------
     John D. Aquilino/Chief Executive Officer and President
     Pop3 Media Corp.


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